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[CNA LOGO]                                                          DECLARATIONS
                                                INVESTMENT COMPANY FIDELITY BOND

40 WALL STREET, NEW YORK, NY 10005
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CUSTOMER                                                         DATE ISSUED
NUMBER
--------------                                                   ---------------
314693                                                           02/21/2008
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POLICY NUMBER                 COVERAGE IS PROVIDED BY            PRODUCER NO.
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287190027                     Continental Insurance Company      718055

                              (herein called 'Underwriter')
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NAMED INSURED AND ADDRESS                       PRODUCER
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ITEM 1.  HighMark Funds                         Marsh USA Inc.
         (herein called 'Insured')              Joseph Inzerillo
         c/o HighMark Capital Management        1166 Avenue of the Americas
         350 California Street, 16th Floor      New York, NY 10036
         San Francisco, CA 94101
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ITEM 2. Policy Period:        From 12:01 a.m. on 12/1/2007 to 12:01 a.m. on
                              12/1/2008 standard time.

ITEM 3. Limit of Liability:   $ 2,500,000 per Loss.

        Provided, however that if specific limits, either greater or lesser, are inserted opposite any specified INSURING CLAUSE, such specific limits shall be applicable to such INSURING CLAUSES in lieu of, and not in addition to, such bond limit. If "NOT COVERED" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE shall be deemed to be deleted from this bond.

                                                         LIMIT OF
        INSURING CLAUSE                                  LIABILITY    DEDUCTIBLE
        ---------------                                 ----------   -----------

        Fidelity - Blanket                              $2,500,000     $50,000
        Premises                                        $2,500,000     $50,000
        Transit                                         $2,500,000     $50,000
        Forgery or Alteration                           $2,500,000     $50,000
        Securities                                      $2,500,000     $50,000
        Counterfeit Currency                            $2,500,000     $50,000
        Computer Systems Fraud                          $2,500,000     $50,000
        Voice Initiated Transfer Fraud                  $2,500,000     $50,000
        Uncollectible Items of Deposit                  $2,500,000     $50,000
        Toll Fraud                                      $2,500,000     $50,000

        Provided, that there shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

ITEM 4. The liability of the Underwriter is also subject to the terms of the following endorsements executed simultaneously herewith:

        G-145184-A     Ed. 06/03   Economic and Trade Sanctions Condition
        PRO-4144-A     Ed. 01/00   Growth in Size Provisions
        GSL4167NA      Ed. 11/04   Toll Fraud
        PRO-4138-A     Ed. 10/99   Increase in Asset Size Endorsement
        GSL4019XX      Ed. 08/06   Service in Suit
        FIG-4025-A     Ed. 06/98   Omnibus Named Insured
        GSL8005XX      Ed. 02/06   Amend Notice after Discovery of Loss
        GSL3691XX      Ed. 12/07   Amend Definition of Employee Endorsement
                                   (60 Days following Termination of Employment)
        GSL3693XX      Ed. 12/07   Amend Discovery Endorsement (General Counsel
                                   or Risk Manager Knowledge)
        GSL3692XX      Ed. 12/07   Amend Termination-Cancellation Endorsement
                                   (Variable Third Party & 90-day Notice)
        GSL3694XX      Ed. 12/07   Amend Representations Made by Insured
                                   Endorsement (Willful Misrepresentation)


G-131698-A
Ed. date 6/98                                                        Page 1 of 2

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[CNA LOGO]                                                          DECLARATIONS
                                                INVESTMENT COMPANY FIDELITY BOND

40 WALL STREET, NEW YORK, NY 10005
--------------------------------------------------------------------------------

ITEM 5. Notice of claim should be sent to the Underwriter at: CNA Global Specialty Lines
                                                              Fidelity Bonding
                                                              40 Wall Street
                                                              New York, NY 10005

IN WITNESS WHEREOF, the Underwriter has caused this bond to be signed by its Chairman and Secretary, at Chicago, Illinois, but the same shall not be binding upon the Underwriter unless countersigned by a duly authorized representative of the Underwriter

                                                       /S/ DAVID S. FORTIN

                                                       AUTHORIZED REPRESENTATIVE


G-131698-A
Ed. date 6/98                                                        Page 2 of 2

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The UNDERWRITER,  in consideration of the required  premium,  and in reliance on the APPLICATION and all other statements made and information furnished to the UNDERWRITER by the INSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the INSURED for:

                                INSURING CLAUSES

1.    EMPLOYEE COVERAGE

      Loss resulting directly from Larceny or Embezzlement committed by any Employee, alone or in collusion with others.

2.    PREMISES COVERAGE

      A.    PROPERTY

      Loss of Property resulting directly from robbery, burglary, common-law or statutory larceny, hold-up, misplacement, mysterious unexplainable disappearance, damage, destruction or abstraction or removal from the possession, custody or control of the INSURED, while such Property is lodged or deposited within any offices or premises located anywhere.

      B.    OFFICES AND EQUIPMENT

      Loss of, or damage to furnishings, fixtures, stationery, supplies, equipment, safes or vaults (but excluding all electronic data processing equipment) within any of the INSURED'S offices resulting directly from robbery, burglary, common law or statutory larceny or hold-up of such offices, or attempt thereat, or by vandalism or malicious mischief, or loss through damage to any office resulting directly from robbery, burglary, common law or statutory larceny or hold-up of such office, or attempts thereat, or to the interior of any such office by vandalism or malicious mischief, provided, in any event that the INSURED is the owner of such offices, furnishings, fixtures, stationery, supplies, equipment, safes or vaults or is legally liable for such loss or damage always excepting, however, a loss or damage through fire.

3.    TRANSIT COVERAGE

      Loss of Property resulting directly from robbery, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage to or destruction of, while the Property is in transit anywhere:

      a. in an armored motor vehicle, including loading and unloading thereof,

      b. in the custody of a natural person acting as a messenger of the INSURED, or

      c. in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

            I.    written  records,

            II. securities issued in registered form which are not endorsed or are restrictively endorsed, or

            III. negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.


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      Coverage under this INSURING  CLAUSE begins  immediately on the receipt of
      such   Property  by  the  natural   person   acting  as  a  messenger   or
      Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

4.    FORGERY OR ALTERATION COVERAGE

      Loss resulting directly from:

      a. Forgery or fraudulent material alteration of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

      b. transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices, or applications directed to the INSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications purport to bear the handwritten signature of any customer of the INSURED, or shareholder or subscriber to shares of an Investment Company, or of any banking institution, stockbroker or Employee but which instructions or applications either bear a Forgery or a fraudulent material alteration without the knowledge and consent of such customer, shareholder, subscriber to shares, banking institution, stockbroker, or Employee;

      excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this bond.

      A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

5.    EXTENDED FORGERY COVERAGE

      Loss resulting directly from the INSURED having in good faith, and in the ordinary course of business, whether for its own account or for the account of others, in any capacity:

      a. acquired, accepted or received, sold or delivered, given value, extended credit, or assumed liability in reliance upon any original Securities, documents or other written instruments which prove:

            I.    to bear a Forgery or fraudulent  material  alteration,

            II.   to have been lost or stolen, or

            III.  to be Counterfeit, or

      b. guaranteed in writing or witnessed any signatures upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any Securities, documents or other written instruments which pass or purport to pass title to them.

            Actual physical possession, and continued actual physical possession, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution is a condition precedent to the INSURED having relied on such items. Release or return of such items is an acknowledgment by the INSURED that it no longer relies on such items.

      A mechanically reproduced facsimile signature is treated the same as a handwritten signature.


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6.    COUNTERFEIT CURRENCY COVERAGE

      Loss resulting directly from the receipt by the INSURED, in good faith, of any Counterfeit money orders, currencies or coin of any country.

7.    THREATS TO PERSONS COVERAGE

      Loss resulting directly from surrender of Property away from an office of the INSURED as a result of a threat communicated to the INSURED to do bodily harm to an Employee as defined in paragraphs (1), (2) and (5) of the definition, a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:

      a. the Employee who receives the threat has made a reasonable effort to notify an officer of the INSURED who is not involved in such threat, and

      b. the INSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

      It is agreed that for purposes of the INSURING CLAUSE, any Employee of the INSURED, as set forth in the preceding paragraph, shall be deemed to be an INSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

8.    COMPUTER SYSTEMS COVERAGE

      Loss resulting directly from fraudulent entry of data into or change of data elements or programs within the INSURED'S proprietary Computer System or a Computer System operated or used by the INSURED and declared in the APPLICATION, provided that the fraudulent entry or change causes:

      a.    Property to be transferred, paid or delivered,

      b. an account of the INSURED, or of its customer, to be added, deleted, debited, or credited, or

      c. an unauthorized account or a fictitious account to be debited or credited.

9.    VOICE INITIATED TRANSACTION COVERAGE

      Loss resulting directly from a Voice Initiated Transaction directed to the INSURED authorizing the transfer of dividends or redemption proceeds of Investment Company shares from a Customer's account, provided such Voice Initiated Transaction was:

      a. received at the INSURED'S offices by those Employees of the INSURED specifically authorized to receive the Voice Initiated Transaction,

      b.    made by a person purporting to be a Customer, and

      c. made by said person for the purpose of causing the INSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

      In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Transactions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the UNDERWRITER.


G-131697-A
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10.   UNCOLLECTIBLE ITEMS OF DEPOSIT COVERAGE

      Loss resulting directly from the INSURED having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of said account causes:

      a.    redemption's or withdrawals to be permitted,

      b.    shares to be issued, or

      c.    dividends to be paid,
      from an account of an Investment Company.

      In order for coverage to apply under this INSURING CLAUSE, the INSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemption's or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

      Items of Deposit shall not be deemed uncollectible until the INSURED'S standard collection procedures have failed.

11.   AUDIT EXPENSE COVERAGE

      Reasonable expense incurred by the INSURED for that part of an audit or examination required by any governmental regulatory authority or self-regulatory organization and actually conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the INSURED and covered by this bond.

                           CONDITIONS AND LIMITATIONS

1.    EXCLUSIONS

      A.    GENERAL EXCLUSIONS APPLICABLE TO ALL INSURING CLAUSES

      This bond does not directly or indirectly cover:

      (1) loss not reported to the UNDERWRITER in writing within thirty (30) days after termination of this bond as an entirety;

      (2) loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. However, this exclusion shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the INSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

      (3) loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the INSURED who is not an Employee, acting alone or in collusion with others;

      (4) loss, or that part of any loss, resulting solely from any violation by the INSURED or by any Employee of any law, or rule, or regulation pursuant to any law regulating:


G-131697-A
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            a.    the issuance,  purchase or sale of securities,

            b.    transactions  on  security  or  commodity   exchanges  or  the
                  over-the-counter markets,
            c.    investment companies, or

            d.    investment advisors;

      (5) loss of potential income including, but not limited to, interest and dividends not realized by the INSURED or by any customer of the INSURED;

      (6)   loss resulting from indirect or consequential loss of any nature;

      (7) damages of any type for which the INSURED is legally liable, except compensatory damages (but not multiples thereof) arising from a loss covered under this bond;

      (8) loss resulting from the effects of nuclear fission or fusion or radioactivity;

      (9) loss resulting from the theft of confidential information, material or data;

      (10) costs, fees and expenses incurred by the INSURED in establishing the existence or amount of loss under this bond, provided however, this EXCLUSION shall not apply to INSURING CLAUSE 11.;

      (11) loss resulting from voice requests or instructions received over the telephone, provided however, this EXCLUSION shall not apply to INSURING CLAUSE 7. or 9.

      B. SPECIFIC EXCLUSIONS APPLICABLE TO ALL INSURING CLAUSES EXCEPT INSURING CLAUSE 1.

      This bond does not directly or indirectly cover:

      (1) loss caused by an Employee, provided, however, this EXCLUSION shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage to or destruction of Property;

      (2) loss through the surrender of Property away from an office of the INSURED as a result of a threat:

            a. to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger of the INSURED, provided that when such transit was initiated there was no knowledge by the INSURED of any such threat, and provided further that this EXCLUSION shall not apply to INSURING CLAUSE 7., or

            b.    to do damage to the premises or property of the INSURED;

      (3) loss involving Items of Deposit which are not finally paid for any reason provided however, that this EXCLUSION shall not apply to INSURING CLAUSE 10.;

      (4) loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

      (5)   loss of Property while in the mail:


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      (6)   loss of Property while in the custody of a  Transportation  Company, provided however, that this EXCLUSION shall not apply to INSURING CLAUSE 3.;

      (7) loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other Property to the INSURED provided further that this EXCLUSION shall not apply to loss of Property resulting directly from robbery, burglary, hold-up, misplacement, mysterious unexplainable disappearance, damage, destruction or abstraction from the possession, custody or control of the INSURED.

      C. EXCLUSIONS APPLICABLE TO ALL INSURING CLAUSES EXCEPT INSURING CLAUSES 1., 4., 5.

      This bond does not directly or indirectly cover:

      (1)   loss resulting from forgery or any alteration;

      (2) loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses;

      (3) loss involving a counterfeit provided, however, this EXCLUSION shall not apply to INSURING CLAUSE 5. or 6.

2.    DISCOVERY

      This bond applies only to loss first discovered by any partner, director, trustee, officer or supervisory employee of the INSURED during the BOND PERIOD. Discovery occurs at the earlier of such individuals being aware of;

      a. facts which may subsequently result in a loss of a type covered by this bond, or

      b. an actual or potential claim in which it is alleged that the INSURED is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT or the exact amount or details of loss may not then be known.

3.    NOTICE TO UNDERWRITER - PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER

      a. At the earliest practicable moment, not to exceed thirty (30) days after discovery of loss, the INSURED shall give the UNDERWRITER notice thereof.

      b. Within six (6) months after such discovery, the INSURED shall furnish to the UNDERWRITER proof of loss, duly sworn to, with full particulars.

      c. Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

      d. Legal proceedings for the recovery of any loss under this bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the UNDERWRITER or after the expiration of twenty-four (24) months from the discovery of such loss.

      e. This bond affords coverage only in favor of the INSURED. No claim, suit, action or legal proceedings shall be brought under this bond by anyone other than the INSURED.


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4.    LIMIT OF LIABILITY/NON - REDUCTION AND NON-ACCUMULATION OF LIABILITY

      At all times prior to termination of this bond, this bond shall continue in force for the limit stated in the applicable sections of ITEM 3. of the DECLARATIONS, notwithstanding any previous loss for which the UNDERWRITER may have paid or be liable to pay under this bond provided, however, that the liability of the UNDERWRITER under this bond with respect to all loss resulting from:

      a. any one act of burglary, robbery or hold-up, or attempt thereat, in which no Employee is concerned or implicated, or

      b. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or

      c. all acts, other than those specified in a. above, of any one person, or

      d.    any one  casualty or event other than those  specified in a., b., or
            c. above,

      shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

      All acts, as specified in c. above, of any one person which

      i. directly or indirectly aid in any way wrongful acts of any other person or persons, or

      ii. permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

5.    DEDUCTIBLE

      The UNDERWRITER shall not be liable under any INSURING CLAUSES of this bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the INSURED, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the UNDERWRITER on account thereof prior to payment by the UNDERWRITER of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 4. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS.

      There shall be no deductible  applicable to any loss under INSURING CLAUSE
      1. sustained by any Investment Company.

6.    COURT COSTS AND ATTORNEYS' FEES

      The UNDERWRITER will indemnify the INSURED for court costs and reasonable attorneys' fees incurred and paid by the INSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the INSURED would be entitled to recovery under this bond. However, with respect to INSURING CLAUSE 1. this Section shall only apply in the event that:

      a.    an Employee admits to being guilty of Larceny or Embezzlement,

      b. an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

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      c.    in the absence of a. or b. above, an arbitration panel agrees, after a review of an agreed statement of facts between the UNDERWRITER and the INSURED, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

      The INSURED shall promptly give notice to the UNDERWRITER of any such suit or legal proceeding and at the request of the UNDERWRITER shall furnish copies of all pleadings and pertinent papers to the UNDERWRITER. The UNDERWRITER may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the UNDERWRITER shall be in the name of the INSURED through attorneys selected by the UNDERWRITER. The INSURED shall provide all reasonable information and assistance as required by the UNDERWRITER for such defense.

      If the amount demanded in any such suit or legal proceeding is greater than the LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS for the applicable INSURING CLAUSE, or if a DEDUCTIBLE AMOUNT is applicable, or both, the UNDERWRITER'S liability for court costs and attorneys' fees incurred in defending all or part of such legal proceeding is limited to the proportion of such court costs and attorneys' fees incurred that the LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

      Amounts paid by the UNDERWRITER for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 3. of the DECLARATIONS.

      If the UNDERWRITER declines to defend the INSURED, no settlement without the prior written consent of the UNDERWRITER nor judgment against the INSURED shall determine the existence, extent or amount of coverage under this bond, and the UNDERWRITER shall not be liable for any costs, fees and expenses incurred by the INSURED.

7.    VALUATION OF PROPERTY

      The value of any loss of Property other than books of account or other records used by the INSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the INSURED with the consent of the UNDERWRITER and prior to the settlement of any claim for such Property shall be actual market value at the time of replacement.

      In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

      The value of any loss of Property consisting of books of account or other records used by the INSURED in the conduct of its business shall be the amount paid by the INSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the INSURED for the actual transcription or copying of data to reproduce such books of account or other records.


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8.    VALUATION OF PREMISES AND FURNISHINGS

      In the case of loss or damage to any office of the INSURED or to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults, the UNDERWRITER shall not be liable for more than the actual cash value thereof, or for more than the actual cost of replacement or repair. The UNDERWRITER may, at its election, pay such actual cash value or make such replacement or repair. If the UNDERWRITER and the INSURED cannot agree upon the actual cash value or the cost of replacement or repair, it shall be determined by arbitration.

9.    SECURITIES SETTLEMENT

      In the event of a loss of securities covered under this bond, the UNDERWRITER may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

      The indemnity required from the INSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the UNDERWRITER'S indemnity shall be:

      a. for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT one hundred (100% percent);

      b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY- the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

      c. for securities having a value greater than the applicable LIMIT OF LIABILITY the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

      The value referred to in a., b., and c. above is the value in accordance with SECTION 8, VALUATION OF PROPERTY, regardless of the value of such securities at the time the loss under the UNDERWRITER'S indemnity is sustained.

      The UNDERWRITER is not required to issue its indemnity for any portion of a loss of securities which is not covered by this bond; however, the UNDERWRITER may do so as a courtesy to the INSURED and at its sole discretion.

      The INSURED shall pay the proportion of the UNDERWRITER'S premium charge for the UNDERWRITER'S indemnity as set forth in a., b., and c. above. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the INSURED to obtain replacement securities.

10.   SUBROGATION - ASSIGNMENT-RECOVERY

      In the event of a payment under this bond, the UNDERWRITER shall be subrogated to all of the INSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the INSURED shall deliver to the UNDERWRITER an assignment of the INSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.


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      Recoveries,  whether effected by the UNDERWRITER or by the INSURED,  shall be applied net of the expense of such recovery, first to the satisfaction of the INSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY, second, to the UNDERWRITER in satisfaction of amounts paid in settlement of the INSURED'S claim and third, to the INSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the UNDERWRITER shall not be deemed a recovery under this section.

11.   COOPERATION OF INSURED

      At the UNDERWRITER'S request and at reasonable times and places designated by the UNDERWRITER the INSURED shall submit to examination by the UNDERWRITER and subscribe to the same under oath, produce for the UNDERWRITER'S examination all pertinent records, and cooperate with the UNDERWRITER in all matters pertaining to the loss.

      The INSURED shall execute all papers and render assistance to secure to the UNDERWRITER the rights and causes of action provided for under this bond. The INSURED shall do nothing after loss to prejudice such rights or causes of action.

12.   OTHER INSURANCE

      Coverage under this bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of the INSURED, a Transportation Company, or another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

13.   ADDITIONAL COMPANIES INCLUDED AS INSURED

      If more than one corporation, or Investment Company, or any combination of them is included as the INSURED herein:

      a. The total liability of the UNDERWRITER under this bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the UNDERWRITER would be liable under this bond if all such losses were sustained by any one of them.

      b. Only the first named INSURED shall be deemed to be the sole agent of the others for all purposes under this bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this bond. The UNDERWRITER shall furnish each Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named INSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

      c. The UNDERWRITER shall not be responsible for the proper application of any payment made hereunder to the first named INSURED.

      d. Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any INSURED shall constitute knowledge or discovery by all the INSUREDS for the purposes of this bond.

      e.    If the first named INSURED ceases for any reason to be covered under
            this  bond,  then  the  INSURED  next  named  shall   thereafter  be
            considered as the first named INSURED for the purpose of this bond.


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14.   ADDITIONAL  OFFICES OR  EMPLOYEES -  CONSOLIDATION,  MERGER OR PURCHASE OR
      ACQUISITION OF ASSETS OR LIABILITIES - NOTICE TO UNDERWRITER

      If the INSURED, other than an Investment Company, while this bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the INSURED shall not have the coverage afforded under this bond for loss which:

      a.    has occurred or will occur in offices or on premises, or

      b.    has been caused or will be caused by an employee or employees, or

      c.    has arisen or will arise out of the assets or liabilities acquired unless the INSURED

            i. gives the UNDERWRITER written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

            ii. obtains the written consent of the UNDERWRITER to extend some or all of the coverage provided by this bond to such additional exposure, and

            iii.  on  obtaining   such  consent  pays  to  the   UNDERWRITER  an
                  additional premium.

15.   CHANGE OF CONTROL - NOTICE TO UNDERWRITER

      When the INSURED learns of a change in control (other than in an Investment Company), as set forth in Section 2(a) (9) of the Investment Company Act of 1940, the INSURED shall within thirty (30) days give written notice to the UNDERWRITER setting forth:

      a. the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

      b. the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

      c.    the total number of outstanding voting securities.

      Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

16.   REPRESENTATIONS MADE BY INSURED

      The INSURED represents that all information it has furnished in the APPLICATION for this bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this bond.

      The INSURED must promptly notify the UNDERWRITER of any change in any fact
      or  circumstance   which  materially  affects  the  risk  assumed  by  the
      UNDERWRITER under this bond.

      Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for rescission of this bond.

17.   TERMINATION - CANCELLATION

      If the bond is for a sole INSURED, it shall not be terminated or canceled unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission,


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      Washington,  D.C.,  not less than sixty  (60) days prior to the  effective date of such termination or cancellation.

      If the bond is for a joint INSURED, it shall not be terminated or canceled unless written notice shall have been given by the acting party to the affected party, and by the UNDERWRITER to all INSURED Investment Companies and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination or cancellation.

      This bond will terminate as to any one INSURED, other than an Investment Company, immediately on the taking over of such INSURED by a receiver or other liquidator or by State or Federal officials, or immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the INSURED, or assignment for the benefit of creditors of the INSURED, or immediately upon such INSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

      The UNDERWRITER shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the INSURED or pro rata if terminated for any other reason.

      Coverage will terminate as to any Employee:

      a. immediately on any partner, director, trustee, or officer or supervisory employee not acting in collusion with such Employee, learning of any dishonest act committed by such Employee at any time, whether in the employment of the INSURED or otherwise, whether or not such act is of the type covered under this bond, and whether against the INSURED or any other person or entity, or

      b. sixty (60) days after the receipt by each INSURED and by the Securities and Exchange Commission, Washington, D.C., of a written notice from the UNDERWRITER of its desire to terminate this bond as to such Employee.

18.   CHANGE OR MODIFICATION

      This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an authorized representative of the UNDERWRITER.

      If this bond is for a sole INSURED, no change or modification which would adversely affect the rights of the INSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

      If this bond is for a joint INSURED, no change or modification which would adversely affect the rights of the INSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the UNDERWRITER.


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                                   DEFINITIONS

As used in this bond:

      COMPUTER SYSTEM means:

            1. computers, with related peripheral and storage components, wherever located,

            2.    systems and applications software,

            3.    terminal  devices,  and

            4.    related    communication    networks   by   which   data   are
                  electronically collected, transmitted, processed, stored, and retrieved.

      COUNTERFEIT means an imitation of an actual valid original which is intended to deceive and be taken as the original.

      CUSTODIAN means the institution designed by an Investment Company to maintain possession and control of its assets.

      CUSTOMER means an individual, corporate, partnership or trust customer shareholder or subscriber of an Investment Company which has a written agreement with the INSURED for Voice Initiated Transactions.

      EMPLOYEE means:

            1.    an officer of the INSURED,

            2. a natural person while in the regular service of the INSURED at any of the INSURED'S offices and compensated directly by the INSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the INSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

            3. an attorney retained by the INSURED and an employee of such attorney while either is performing legal services for the INSURED,

            4. a person provided by an employment contractor to perform clerical, premises maintenance or security duties for the INSURED under the INSURED'S supervision at any of the INSURED'S offices or premises,

            5. an employee of an institution merged or consolidated with the INSURED prior to the effective date of this bond,

            6. a guest student pursuing studies or performing duties in any of the INSURED'S offices,

            7. each natural person, partnership or corporation authorized by written agreement with the INSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

                  a.    creating,   preparing,   modifying  or  maintaining  the
                        INSURED'S computer software or programs, or

                  b. acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the INSURED,

            8. a director or trustee of the INSURED, but only while performing acts within the scope of the customary and usual duties of any officer or employee of the INSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the INSURED, or

            9. any partner, officer or employee of an investment adviser, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or


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            employee  of an  Investment  Company  or  acting  as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

      The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

      a. which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company or of the investment adviser or underwriter (distributor) of such Investment Company, or

      b. which is a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940).

      This bond does not afford coverage in favor of the employers of persons as set forth in 4. and 7. above, and upon payment to the INSURED by the UNDERWRITER resulting directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the INSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the INSURED to the UNDERWRITER, and the INSURED shall execute all papers necessary to secure to the UNDERWRITER the rights provided for herein.

      Each employer of persons as set forth in 3., 4. and 7. above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 18.

      Independent contractors not specified in 3., 4.,7. above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

      FORGERY means the signing of the name of another person or organization with the intent to deceive but does not mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity, for any purpose.

      INVESTMENT COMPANY means an investment company registered under the Investment Company Act of 1940 and as listed under the NAME OF INSURED on the DECLARATIONS.

      ITEMS OF DEPOSIT means one or more checks or drafts drawn upon a financial institution in the United States of America.

      LARCENY OR  EMBEZZLEMENT  means  larceny or  embezzlement  as set forth in
      Section 37 of the Investment Company Act of 1940.

      PROPERTY means money (i.e., currency, coin, bank notes, or Federal Reserve notes); postage and revenue stamps; U.S. Savings Stamps; securities, including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies; deeds;


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      mortgages  on real estate  and/or upon  chattels  and  interests  therein;
      assignments of such policies, mortgages and instruments; other valuable papers, including books of accounts and other records used by the INSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the INSURED acquired an interest at the time of the INSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the INSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the INSURED is liable therefor.

      RELATIVE means the spouse of an Employee or partner of the INSURED and any unmarried child supported wholly by, or living in the home of, such Employee or partner and being related to them by blood, marriage or legal guardianship.

      SECURITIES, documents or other written instruments means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

      TRANSPORTATION COMPANY means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

      VOICE INITIATED ELECTION means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

      VOICE INITIATED REDEMPTION means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

      VOICE INITIATED TRANSACTION(S) means any Voice Initiated Redemption or Voice Initiated Election.


                /S/ JONATHIN WINTER                    /S/ STEVE LILIENTHAL
                Secretary                              Chairman of the Board


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         THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

                     ECONOMIC AND TRADE SANCTIONS CONDITION

The following condition is added to the Policy:

ECONOMIC AND TRADE SANCTIONS CONDITION

In accordance with laws and regulations of the United States concerning economic and trade embargoes, this policy is void from its inception with respect to any term or condition of this policy that violates any laws or regulations of the United States concerning economic and trade embargoes including, but not limited to the following:

1. Any insured under this Policy, or any person or entity claiming the benefits of such insured, who is or becomes a Specially Designated National or Blocked Person or who is otherwise subject to U.S. economic or trade sanctions;

2. Any claim or suit that is brought in a Sanctioned Country or by a Sanctioned Country Government, where any action in connection with such claim or suit is prohibited by U.S. economic or trade sanctions;

3. Any claim or suit that is brought by any Specially Designated National or Blocked Person or any person or entity who is otherwise subject to U.S. economic or trade sanctions;

4. Property that is located in a Sanctioned Country or that is owned by, rented to or in the care, custody or control of a Sanctioned Country Government, where any activities related to such property are prohibited by U.S. economic or trade sanctions; or

5. Property that is owned by, rented to or in the care, custody or control of a Specially Designated National or Blocked Person, or any person or entity who is otherwise subject to U.S. economic or trade sanctions.

As used in this endorsement a Specially Designated National or Blocked Person is any person or entity that is on the list of Specially Designated Nationals and Blocked Persons issued by the U.S. Treasury Department's Office of Foreign Asset Control (O.F.A.C.) as it may be from time to time amended.

As used in this endorsement a Sanctioned Country is any country that is the subject of trade or economic embargoes imposed by the laws or regulations of the United States of America.

--------------------------------------------------------------------------------
ENDORSEMENT NUMBER: 1
POLICY NUMBER: 287190027
ISSUED TO: HighMark Funds
EFFECTIVE DATE OF ENDORSEMENT:

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown above.

By Authorized Representative____________________________________________________
(No signature is required if this endorsement is issued with the Policy or if it is effective on the Policy Effective Date)

G-145184-A (Ed. 6/03)

[CNA LOGO]

                             INVESTMENT COMPANY BOND
                            GROWTH IN SIZE PROVISIONS

In consideration of the premium paid, it is understood and agreed that CONDITIONS AND LIMITATIONS, Section 14. ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER OR PURCHASE OR ACQUISITION OF ASSETS OR LIABILITIES - NOTICE TO UNDERWRITER is amended by the addition of the following:

14.   INCREASE IN SIZE

If an INSURED, other than an Investment Company as defined in the Policy, merges or consolidates with or purchases or acquires assets or liabilities of another entity, there is no coverage under this bond for loss which involves any assets or employees acquired as a result of that transaction unless the INSURED gives the UNDERWRITER written notice of the proposed transaction prior to its proposed effective date and obtains the written consent of the UNDERWRITER to include those assets or employees under this bond and pays the UNDERWRITER any additional premium charged.

If an INSURED creates, other than by acquisition, a new investment company required by the SEC Reg 17g-1 to have coverage of the type afforded by this bond, that investment company will be automatically insured hereunder, provided that the total combined limit of liability for all INSURED covered hereunder, as required by SEC Reg 17g-1, including the newly created investment company does not exceed $5,000,000. If the coverage required for the newly created investment company will exceed that limit, no coverage will be provided hereunder for the investment company without the written consent of the UNDERWRITER.

If an Investment Company requires an increase in limits to comply with SEC Reg. 17g-1 due to an increase in asset size, whether by growth of current funds insured under the bond or by the addition of new funds, that increase in limits shall take place automatically and will be covered until the next Annual Period without payment of additional premium, provided that the total combined limit of liability for all INSUREDS under this bond does not exceed $10,000,000 after including the increase in limits needed due to the increase in asset size. If the increase in limits needed as a result of the increase in assets will exceed $10,000,000, then the increase will not occur unless written consent of the UNDERWRITER is obtained.

Within 15 days of the end of each Annual Period, each Investment Company insured hereunder shall advise the UNDERWRITER, in writing, of its current asset size as of the conclusion of that Annual Period and shall pay to the UNDERWRITER any additional premium required by it for any newly created investment companies or any increase in limits that will carry into the current Annual Period.

DEFINITIONS

ANNUAL PERIOD means each consecutive twelve month period commencing on the effective date of this bond.

This endorsement, which forms a part of and is for attachment to the following described Policy issued by the designated Insurers takes effect on the effective date of said Policy, unless another effective date is shown below, at the hour stated in said Policy and expires concurrently with said Policy.

----------------------------------   ---------------------------------------------------------------------------
         Must be Completed               Complete Only When This Endorsement Is Not Prepared with the Policy
                                                      OR is Not to be Effective with the Policy
----------------------------------   ---------------------------------------------------------------------------
   ENDT. NO.          POLICY NO.      ISSUED TO                                     EFFECTIVE DATE OF
                                                                                    THIS ENDORSEMENT
      2               287190027

----------------------------------   ---------------------------------------------------------------------------

[CNA LOGO]

                                Countersigned by _______________________________
                                                   Authorized Representative


PRO-4144-A (ED. 01/00)                                               PAGE 2 OF 1

[CNA LOGO]

                                   TOLL FRAUD

The Underwriter shall be liable for the amount of Long Distance Charges incurred by the Insured as the direct result of Toll Fraud.

The Single Loss Limit of Liability for the Toll Fraud Insuring Agreement is limited to the amount shown on the Declarations, or amendment thereto. The Underwriter shall be liable hereunder for the amount by which the Single Loss exceeds the Deductible Amount in Item 4 of the Declarations, but not in excess of the Single Loss Limit of Liability stated above.

Coverage under this Insuring Agreement does not apply to:

1. loss caused or contributed to by any fraudulent dishonest or criminal act committed by an Employee, director or trustee of the Insured or any other individual authorized by the Insured to use Telephone Systems, whether acting along or in collusion with others;

2. loss sustained as a result of an extortion payment surrendered to any person as a result of a threat to do damage to the premises or a Telephone System owned by the Insured or for which the Insured is legally liable;

3.    loss caused by the fraudulent,  unlawful or unauthorized  use of a Calling
      Card;

As used in this Insuring Agreement, Single Loss means any loss or losses resulting from one casualty or event, or related series of acts, regardless or the number of persons involved.

Special   conditions   applicable  to  claims  under  this  Insuring   Agreement
notwithstanding       Conditions      and      Limitations       Section      7.
Assignment-Subrogation-Recovery-Cooperation: Upon discovery by the Insured of loss or of an occurrence which may become a loss under this Insuring Agreement, written notice shall be given to the Underwriter at the earliest practicable moment, and in no event later than 60 days after the billing cut-off date shown in the first telephone service charge bill from the telephone carrier in which Toll Fraud is documented.

Upon discovery of Toll Fraud, the Insured shall take all reasonable steps to curtail the unauthorized use of the Telephone Systems (s) and otherwise mitigate the loss by notifying the installer (s) of the Telephone System (s) and the affected telephone carriers.

In addition to the definitions in the attached Bond, the following definitions are applicable to this Insuring Agreement.

Calling Card means a calling card access number of telephone credit card access number issued by a telecommunications company or telephone carrier which gives the calling card customer access to and use of telecommunications services.

Toll Fraud means the fraudulent infiltration and manipulation of the Insured's Telephone System from a remote location to gain access to outbound long distance telephone service.

Long Distance Charges means toll and line charges from which Insured is responsible and which are directly caused by Toll Fraud.

Telephone System (s) means PBX, cbx, Merlin, remote access (including disa), and all related peripheral equipment or similar systems owned or leased by the Insured for the purpose of voice based communication.

--------------------------------------------------------------------------------
This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative ___________________________________________________
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
GSL4167NA (11-04)                                           Policy No: 287190027
Page 3                                                 Endorsement No: 3
                                                       Effective Date:

                          (C) CNA All Rights Reserved.

[CNA LOGO]

                       INCREASE IN ASSET SIZE ENDORSEMENT

In consideration of the premium paid, it is agreed that the bond is amended as follows:

If the Insured shall, while this bond is in force, require an increase in limits to comply with SEC Reg. 17g-1, Investment Company Act and Rules, due to an increase in asset size whether by growth of current funds insured under the bond or by the addition of new funds, such increase in limits shall automatically be covered hereunder from the date of such increase without the payment of additional premium for the remainder of the policy period.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as stated above.

This endorsement, which forms a part of and is for attachment to the following described Policy issued by the designated Insurers takes effect on the effective date of said Policy, unless another effective date is shown below, at the hour stated in said Policy and expires concurrently with said Policy.

----------------------------------   ---------------------------------------------------------------------------
         Must be Completed               Complete Only When This Endorsement Is Not Prepared with the Policy
                                                      OR is Not to be Effective with the Policy
----------------------------------   ---------------------------------------------------------------------------
   ENDT. NO.          POLICY NO.      ISSUED TO                                     EFFECTIVE DATE OF
                                                                                    THIS ENDORSEMENT
      4               287190027

----------------------------------   ---------------------------------------------------------------------------

[CNA LOGO]

                                Countersigned by _______________________________
                                                    Authorized Representative


PRO-4138-A (ED. 10/99)                                              PAGE 4 OF 11

[CNA LOGO]

                                 SERVICE OF SUIT

Wherever used in this endorsement Named Insured means the first person or entity named on the declarations page.

In consideration of the premium paid for this Policy, it is agreed that the following provision is added to the Policy:

SERVICE OF SUIT

In the event the Insurer fails to pay an amount claimed to be due hereunder, the Insurer, at the request of the Named Insured, will submit to the jurisdiction of any court of competent jurisdiction within the United States and will comply with all requirements necessary to give such court jurisdiction. Nothing herein constitutes or should be understood to constitute a waiver of the Insurer's rights to commence an action in any court of competent jurisdiction in the United States, to remove an action to United States District Court, or to seek a transfer of an action to another court as permitted by law.

Service of process in such suit shall be made upon
                                 General Counsel
                            Columbia Casualty Company
                               333 S. Wabash Ave.
                                Chicago, IL 60604
and in any suit instituted against such person upon this policy, the Insurer will abide by the final decision of such court or of any appellate court in the event of an appeal.

The General Counsel is authorized and directed to accept service of process on behalf of the Insurer in any such suit and, upon the request of the Named Insured, to give a written undertaking to the Named Insured that he will enter a general appearance upon the Insurer's behalf in the event such suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, the Insurer hereby designates the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as its true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Named Insured or any beneficiary hereunder arising out of this contract of insurance, and hereby designates the above-named as the person to whom the said officer is authorized to mail such process or true copy thereof.

All other terms and conditions of the Policy remain unchanged.

--------------------------------------------------------------------------------
This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative ___________________________________________________
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
GSL4019XX (8-06)                                            Policy No: 287190027
Page 5                                                 Endorsement No: 5
                                                       Effective Date:

                          (C) CNA All Rights Reserved.

[CNA LOGO]

                              OMNIBUS NAMED INSURED

It is agreed that:

Item 1 of the Declarations is amended to include:

1. HighMark Funds; and

2. Subsidiaries; and

3. Affiliates; and

4. employee benefit plans for which HighMark Funds or Subsidiaries or Affiliates are sponsors or fiduciaries; and

5. any entity or plan which becomes an Insured after the effective date of this coverage pursuant to General Agreement B as amended.

Subsidiary means any past or current entity and any entity created after the effective date of this policy other than by merger or acquisition (whether a corporation, partnership or other form) in which 50% or more of the voting interests are owned directly by HighMark Funds and only while that control and management existed or continues to exist.

Affiliate means any past or current entity (whether a corporation, partnership or other form) which is controlled and managed by HighMark Funds or any Subsidiary pursuant to written agreement and only while that control and management existed or continues to exist.

All other provisions of this bond remain unchanged.

This rider/endorsement, which forms part of and is for attachment to the following described bond/policy issued by the designated Underwriter/Company takes effect on the effective date of said bond/policy, unless another effective date is shown below, at the hour stated in said bond/policy and expires concurrently with said bond/policy.

----------------------------------   ---------------------------------------------------------------------------
         Must Be Completed               Complete only when this rider/endorsement is not prepared with the bond/policy or is not to be effective with the bond/policy
----------------------------------   ---------------------------------------------------------------------------
Rider/Endorsement No.   Policy No.        Issued to:                                Effective date of
                                                                                    this rider/endorsement
          6              287190027

----------------------------------   ---------------------------------------------------------------------------

[CNA LOGO]

                                Countersigned by _______________________________
                                                    Authorized Representative


FIG-4025-A (ED. 06/98)                                               PAGE 6 OF 1

[CNA LOGO]

                      AMEND NOTICE AFTER DISCOVERY OF LOSS

In consideration of the premium paid for this Policy, it is hereby understood and agreed that SECTION 3. NOTICE TO UNDERWRITER - PROOF-LEGAL PROCEEDINGS AGAINST UNDERWRITER, paragraph a. is deleted in its entirety and replaced with the following:

3.    NOTICE TO UNDERWRITER - PROOF - LEGAL PROCEEDINGS AGAINST UNDERWRITER

      a. At the earliest practicable moment, not to exceed sixty (60) days after discovery of loss, the INSURED shall give the UNDERWRITER notice thereof.

All other terms and conditions of the Policy remain unchanged.

--------------------------------------------------------------------------------
This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative ___________________________________________________
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
GSL8005XX (2-06)                                           Policy No: 287190027
Page 7                                                Endorsement No: 7
Continental Insurance Company                         Effective Date:
Insured Named: HighMark Funds

                          (C) CNA All Rights Reserved.

[CNA LOGO]

                    AMEND DEFINITION OF EMPLOYEE ENDORSEMENT
                  (60 Days Following Termination of Employment)

In consideration of the premium paid for this Bond, it is understood and agreed that in the DEFINITIONS section, the definition of Employee is amended to include the following:

      o any EMPLOYEE, as described in paragraphs 1 through 9, for a period of 60 days following the termination of employment.

All other terms and conditions of the Policy remain unchanged.

--------------------------------------------------------------------------------
This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative ___________________________________________________
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
GSL3691XX (12-07)                                           Policy No: 287190027
Page 8                                                 Endorsement No: 8
                                                       Effective Date:

Insured Name: HighMark Funds

                          (C) CNA All Rights Reserved.

[CNA LOGO]

                           AMEND DISCOVERY ENDORSEMENT
                   (General Counsel Or Risk Manager Knowledge)

In consideration of the premium paid for this Bond, it is understood and agreed that in the CONDITIONS AND LIMITATIONS section, Paragraph 2. DISCOVERY is deleted and replaced with the following:

2.    DISCOVERY

      This bond applies only to loss first discovered by the General Counsel or Risk Manager of the INSURED during the BOND PERIOD. Discovery occurs at the earlier of such individuals being aware of;

      a. facts which may subsequently result in a loss of a type covered by this bond, or

      b. an actual or potential claim in which it is alleged that the INSURED is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT or the exact amount or details of loss may not then be known.

All other terms and conditions of the Policy remain unchanged

--------------------------------------------------------------------------------
This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative ___________________________________________________
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
GSL3693XX (12-07)                                           Policy No: 287190027
Page 9                                                 Endorsement No: 9
                                                       Effective Date:
Insured Name: HighMark Funds

                          (C) CNA All Rights Reserved.

[CNA LOGO]

                   AMEND TERMINATION-CANCELLATION ENDORSEMENT
                     (Variable Third Party & 90-day Notice)

In consideration of the premium paid for this Bond, it is understood and agreed that in the CONDITIONS AND LIMITATIONS section, Paragraph 17. TERMINATION-CANCELLATION and 18. CHANGE OR MODIFICATION are deleted and replaced with the following:

17.   TERMINATION - CANCELLATION

      If the bond is for a sole INSURED, it shall not be terminated or canceled unless written notice shall have been given by the acting party to the affected party and to the FINRA f/k/a NASD not less than ninety (90) days prior to the effective date of such termination or cancellation.

      If the bond is for a joint INSURED, it shall not be terminated or canceled unless written notice shall have been given by the acting party to the affected party, and by the UNDERWRITER to all INSURED Investment Companies and to the FINRA f/k/a NASD, not less than ninety (90) days prior to the effective date of such termination or cancellation.

      This bond will terminate as to any one INSURED, other than an Investment liquidator or by State or Federal officials, or immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the INSURED, or assignment for the benefit of creditors of the INSURED, or immediately upon such INSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

      The UNDERWRITER shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the INSURED or pro rata if terminated for any other reason.

      Coverage will terminate as to any Employee:

      a. immediately on any partner, director, trustee, or officer or supervisory employee not acting in collusion with such Employee, learning of any dishonest act committed by such Employee at any time, whether in the employment of the INSURED or otherwise, whether or not such act is of the type covered under this bond, and whether against the INSURED or any other person or entity, or

      b. ninety (90) days after the receipt by each INSURED and by the FINRA f/k/a NASD of a written notice from the UNDERWRITER of its desire to terminate this bond as to such Employee.

18.   CHANGE OR MODIFICATION

      This bond or any instrument amending or affecting this bond may not be changed or modified orally. No change in or modification of this bond shall be effective except when made by written endorsement to this bond signed by an authorized representative of the UNDERWRITER.

      If this bond is for a sole INSURED, no change or modification which would adversely affect the rights of the INSURED shall be effective prior to ninety (90) days after written notice has been furnished to the FINRA f/k/a NASD, by the acting party.

      If this bond is for a joint INSURED, no change or modification which would adversely affect the rights of the INSURED shall be effective prior to ninety (90) days after written notice has been furnished to all insured Investment Companies and to the FINRA f/k/a NASD by the UNDERWRITER.

--------------------------------------------------------------------------------
GSL3692XX (12-07)                                           Policy No: 287190027
Page 10                                                Endorsement No: 10
                                                       Effective Date:
Insured Name: HighMark Funds

                          (C) CNA All Rights Reserved.

[CNA LOGO]

All other terms and conditions of the Policy remain unchanged.

--------------------------------------------------------------------------------
This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative ___________________________________________________
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
GSL3692XX (12-07)                                           Policy No: 287190027
Page 11                                                Endorsement No: 10
                                                       Effective Date:
Insured Name: HighMark Funds

                          (C) CNA All Rights Reserved.

[CNA LOGO]

                AMEND REPRESENTATIONS MADE BY INSURED ENDORSEMENT
                           (Willful Misrepresentation)

In consideration of the premium paid for this Bond, it is understood and agreed that in the CONDITIONS AND LIMITATIONS section, Paragraph 2. DISCOVERY, the third paragraph is deleted and replaced with the following:

      Any  willful   misrepresentation,   omission,   concealment  or  incorrect
      statement of a material fact, in the APPLICATION or otherwise, shall be grounds for rescission of this bond.

All other terms and conditions of the Policy remain unchanged.

--------------------------------------------------------------------------------
This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy and expires concurrently with said Policy unless another effective date is shown below.

By Authorized Representative ___________________________________________________
(No signature is required if issued with the Policy or if it is effective on the Policy Effective Date)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
GSL3694XX (12-07)                                           Policy No: 287190027
Page 12                                                Endorsement No: 11
                                                       Effective Date:
Insured Name: HighMark Funds

                          (C) CNA All Rights Reserved.

                        ASSISTANT SECRETARY'S CERTIFICATE

                  I, David James, Assistant Secretary of The Trust, hereby certify that the following votes have been adopted, by the entire Board, including Trustees who are not "interested persons" of the Funds as defined under Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act") at a meeting duly called and held on November 15, 2007, at which a quorum was present and acting throughout:

                  RESOLVED, that the Board of Trustees of the Trust, and each series of the Trust, a "Fund", including all of those Trustees who are not considered to be "interested persons" as defined by the Investment Company Act of 1940, as amended (the "1940 Act")(the "Independent Trustees"), hereby determines that the fidelity bond written by Continental Casualty Company in the amount of $2.5 million covering the officers and employees of the Trust (the "Bond"), in accordance with Rule 17g-1 under the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the expected value of the aggregated assets of the Funds to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of the Funds, and the nature of the securities in the Funds; and

                  RESOLVED, that the Board of Trustees finds that the Bond and the premium of approximately $10,250 to be paid by the Funds is fair and reasonable and said Bond and premium be, and hereby is, approved by vote of the Board of Trustees, including a majority of the Independent Trustees, taking all relevant factors into consideration; and further

                  RESOLVED, that the Secretary or Assistant Secretary of the Trust is designated as the officer to make the filings and give the notices required by paragraph (g) of Rule 17 g-1.

         IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 26th day of February 2008.
                                   /S/ DAVID JAMES
                                   ----------------------------
                                   David James
                                   Assistant Secretary

February 26, 2008

VIA EDGAR
---------

Office of Registration and Reports
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:   HIGHMARK FUNDS
      FILE NO. 33-12608/811-05059

Ladies and Gentlemen:

On behalf of HighMark Funds the ("the Trust", enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act") are the following documents:

     1. A copy of the Trust's Registered Management Investment Company Bond (the "Bond") and

     2. A copy of the resolution adopted at a meeting of the Board of Trustees held on November 15, 2007, at which a majority of the Trustees who are not "interested persons" of the Trust, as defined under the 1940 Act, approved the renewal of the Bond.

The premium was paid for the period commencing December 1, 2007 and ending December 1, 2008.

Please contact me at (617) 338-5464 if you have any questions.

Sincerely,

/S/ CAROL J. GOULD
-----------------
Carol J. Gould
Senior Specialist, Regulatory Administration

cc:  Ann Lau
     David James

Enclosures